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                                                             EXHIBIT 99.(a)(13)


FOR IMMEDIATE RELEASE

Contact:

Gene Donati
Clark & Weinstock
212/953-2550


                  CTS INCREASES CASH PORTION OF OFFER FOR DYNAMICS
                              CORPORATION OF AMERICA
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Elkhart, Indiana, June 2, 1997 -- CTS Corporation (NYSE: CTS) announced today that CTS has increased its tender offer for approximately 50% of the common stock of Dynamics Corporation of America to $56.25 per share, net to the seller in cash; all Dynamics' shares not purchased in the tender offer will be converted in a merger into 0.88 shares of CTS stock. CTS' tender offer is scheduled to expire at midnight, New York City time, on June 13, 1997, the originally scheduled expiration date for the tender offer. All other terms of the previously announced tender offer and merger remain unchanged. Consummation of the tender offer and merger remain subject to a number of conditions, including the tender of at least 25% of the Dynamics shares.

    Joseph P. Walker, Chairman and Chief Executive Officer of CTS, said "We remain committed to combining CTS and Dynamics as an important part of CTS' external growth strategy. We believe that our original combination proposal at $55 per share in cash and a 0.88 merger exchange ratio was clearly superior to WHX Corporation's recently revised offer -- based on closing sales prices today, and assuming the purchase of approximately 50% of Dynamics' stock in the tender offer, the blended value of CTS' bid was $58.09 before the improvement announced today, and the blended value of today's offer is $58.71. We decided nonetheless to enhance the cash portion of our offer in an effort to assure that the transaction will proceed."

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    Mr. Walker continued, "The CTS offer includes participation in CTS stock, which we believe has excellent growth prospects, and the combination of Dynamics with CTS makes good strategic sense. We have complementary product lines that will produce operational synergies and cost savings."

    Earlier today CTS proposed to Dynamics that CTS amend the terms of the existing CTS-DCA merger agreement to provide for a $60 cash offer for approximately 50% of Dynamics' shares and a fixed exchange of .82 shares of CTS for each DCA share. Dynamics' Board declined to act on this proposal. Accordingly, CTS withdrew the proposal and elected to increase the cash portion of its existing bid to the $56.25 price.

    This press release is neither an offer to sell securities nor a solicitation of offers to buy securities. This press release contains forward-looking statements within the meaning of federal securities laws. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements, including as a result of general economic conditions, competitive factors and pricing pressures, the impact of present and future laws, availability and cost of financing and events or circumstances outside of management's control affecting its ability to realize expected cost savings.

    CTS is a diversified manufacturer of electronic and electronmechanical components for the automotive, computer equipment, communications equipment, instruments and controls, defense and aerospace, and consumer electronics markets. Headquartered in Elkhart, Indiana, CTS operates manufacturing plants in the United States and abroad.


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